================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             TREMONT ADVISERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      CLASS B COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    894729201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                ANDREW J. DONOHUE
                                 GENERAL COUNSEL
                          OPPENHEIMER ACQUISITION CORP.
                       TWO WORLD TRADE CENTER, 34TH FLOOR
                          NEW YORK, NEW YORK 10048-0203
                                 (212) 323-3000

                                 WITH COPIES TO:
                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JULY 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

================================================================================



NY2:\1063443\11\msk311!.DOC\66351.0004

--------------------------------------------                                           -----------------------------------------
CUSIP NO.  894729201                                           13D                     Page   2   of   20   Pages
--------------------------------------------                                           -----------------------------------------
--------------- ----------------------------------------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           OPPENHEIMER ACQUISITION CORP.
                           (I.R.S. Identification Number 84-1149206)
--------------- ----------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (A)       [ ]
                                                                                                             (B)       [ ]
--------------- ----------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- ----------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                           Inapplicable
--------------- ----------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                                                                       [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                           State of Delaware
------------------------ ------ ------------------------------------------------------------------------------------------------
        NUMBER           7      SOLE VOTING POWER
          OF                               0
  SHARES BENEFICIALLY
         OWNED
          BY
 EACH REPORTING PERSON
         WITH
------------------------ ------ ------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                           3,563,330 (see Items 5 and 6)

------------------------ ------ ------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                           0

------------------------ ------ ------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                           3,563,330 (see Items 5 and 6)

--------------- ----------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,563,330 (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                         [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           65.5% (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                           CO; HC
--------------- ----------------------------------------------------------------------------------------------------------------


--------------------------------------------                                           -----------------------------------------
CUSIP NO.  894729201                                           13D                     Page   3   of   20   Pages
--------------------------------------------                                           -----------------------------------------

--------------- ----------------------------------------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           MASSMUTUAL HOLDING TRUST I
                           (I.R.S. Identification Number 04-3343737)
--------------- ----------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (A)       [ ]
                                                                                                             (B)       [ ]
--------------- ----------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- ----------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                           Inapplicable
--------------- ----------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                                                                         [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                           Commonwealth of Massachusetts
------------------------ ------ ------------------------------------------------------------------------------------------------
        NUMBER           7      SOLE VOTING POWER
          OF                               0
  SHARES BENEFICIALLY
         OWNED
          BY
 EACH REPORTING PERSON
         WITH
------------------------ ------ ------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                           3,563,330 (see Items 5 and 6)

------------------------ ------ ------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                           0

------------------------ ------ ------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                           3,563,330 (see Items 5 and 6)

--------------- ----------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,563,330 (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           65.5% (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                           HC
--------------- ----------------------------------------------------------------------------------------------------------------


--------------------------------------------                                           -----------------------------------------
CUSIP NO.  894729201                                           13D                     Page   4   of   20   Pages
--------------------------------------------                                           -----------------------------------------

--------------- ----------------------------------------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           MASSMUTUAL HOLDING COMPANY
                           (I.R.S. Identification Number 04-2854319)
--------------- ----------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (A)       [ ]
                                                                                                             (B)       [ ]
--------------- ----------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- ----------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                           Inapplicable
--------------- ----------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                                                                       [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                           State of Delaware
------------------------ ------ ------------------------------------------------------------------------------------------------
        NUMBER           7      SOLE VOTING POWER
          OF                               0
  SHARES BENEFICIALLY
         OWNED
          BY
 EACH REPORTING PERSON
         WITH
------------------------ ------ ------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                           3,563,330 (see Items 5 and 6)

------------------------ ------ ------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                           0

------------------------ ------ ------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                           3,563,330 (see Items 5 and 6)

--------------- ----------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,563,330 (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                         [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           65.5% (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                           HC
--------------- ----------------------------------------------------------------------------------------------------------------


--------------------------------------------                                           -----------------------------------------
CUSIP NO.  894729201                                           13D                     Page   5   of   20   Pages
--------------------------------------------                                           -----------------------------------------

--------------- ----------------------------------------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                           (I.R.S. Identification Number 02-1590850)
--------------- ----------------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (A)       [ ]
                                                                                                             (B)       [ ]
--------------- ----------------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

--------------- ----------------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                           Inapplicable
--------------- ----------------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                                                                         [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                           Commonwealth of Massachusetts
------------------------ ------ ------------------------------------------------------------------------------------------------
        NUMBER           7      SOLE VOTING POWER
          OF                               0
  SHARES BENEFICIALLY
         OWNED
          BY
 EACH REPORTING PERSON
         WITH
------------------------ ------ ------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
                                           3,563,330 (see Items 5 and 6)

------------------------ ------ ------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                           0

------------------------ ------ ------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                           3,563,330 (see Items 5 and 6)

--------------- ----------------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,563,330 (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                         [ ]

--------------- ----------------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           65.5% (see Items 5 and 6)
--------------- ----------------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                           IC
--------------- ----------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

                     The class of equity securities to which this statement relates is the Class B common stock, $0.01 par value per share (the "Class B Common Stock"), of Tremont Advisers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Theodore Fremd Avenue, Rye, New York 10580.

ITEM 2.  IDENTITY AND BACKGROUND

                     The names of the persons filing this statement are Oppenheimer Acquisition Corp., a Delaware corporation ("Oppenheimer"), MassMutual Holding Trust I, a Massachusetts business trust ("Trust"), MassMutual Holding Company, a Delaware corporation ("Holding"), and Massachusetts Mutual Life Insurance Company, a Massachusetts corporation ("MassMutual") (each a "Reporting Person", and Oppenheimer, Trust, Holding and MassMutual collectively, the "Reporting Persons").

                     The address of the principal business and the principal office of Oppenheimer is Two World Trade Center, New York, New York 10048-0203. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Oppenheimer are set forth on Schedule A.

                     The address of the principal business and the principal office of Trust is 1295 State Street, Springfield, Massachusetts 01111. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Trust are set forth on Schedule B.

                     The address of the principal business and the principal office of Holding is 1295 State Street, Springfield, Massachusetts 01111. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Holding are set forth on Schedule C.

                     The address of the principal business and the principal office of MassMutual is 1295 State Street, Springfield, Massachusetts 01111. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MassMutual are set forth on Schedule D.

                     Oppenheimer is a majority owned subsidiary of Trust, which is a holding company controlled by Holding, which is a holding company controlled by MassMutual, a global, diversified financial services company. Oppenheimer is the parent company of OppenheimerFunds, Inc., a leading mutual fund manager.

                     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A, B, C and D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Inapplicable.

ITEM 4.  PURPOSE OF TRANSACTION

                     On July 10, 2001, Oppenheimer entered into an Agreement and Plan of Merger with the Issuer and Joshua Acquisition Corp., a wholly owned subsidiary of Oppenheimer ("Joshua"), as described in Item 6. In connection therewith, Oppenheimer and Joshua entered into a Stockholders Agreement, dated as of July 10, 2001 (the "Stockholders Agreement"), with Sandra Manzke, John Keeley, Jr., Suzanne S. Hammond, Legion Insurance Company, Robert Schulman, Bruce D. Ruehl, Nicola Meaden, Jimmy L. Thomas, Alan Rhein, and Stephen Clayton (collectively, the "Tremont Stockholders"), as described in Item 6.

                     The information set forth in Item 6 of this statement is hereby incorporated herein by reference.

                     Except as set forth above, as of the date of this statement none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a)       The responses of the Reporting Persons to rows (11) through
                     (13) of the cover pages of this statement are incorporated herein by reference. Oppenheimer owns no shares of Class B Common Stock, but as a result of the Stockholders Agreement, Oppenheimer may be deemed to beneficially own the shares of Class B Common Stock owned by the Tremont Stockholders.

                     As of July 19, 2001, Oppenheimer has shared voting power and shared dispositive power with respect to (and therefore beneficially owns) an aggregate of 3,563,330 shares, representing 65.5% of the outstanding shares of Class B Common Stock (the outstanding shares of Class B Common Stock, 5,436,940, being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act, to be equal to the sum of (i) 5,127,990 shares of Class B Common Stock, based on the number of shares outstanding as of the close of business on May 1, 2001, as reported in the Issuer's Proxy Statement filed on May 4, 2001, and (ii) the Tremont Stockholders' right to acquire an aggregate of 308,950 shares of Class B Common Stock upon conversion of all of the Issuer's Class A common stock, $0.01 par value per share (the "Class A Common Stock"), held by such Tremont Stockholders, out of a total of 1,734,386 shares of Class A Common Stock outstanding as of the close of business on May 1, 2001, as reported in the Issuer's Proxy Statement filed on May 4, 2001). Each share of Class A Common Stock is convertible, at the holder's option, into a share of Class B Common Stock.

                     By virtue of (i) Trust's control of Oppenheimer, (ii) Holding's control of Trust and (iii) MassMutual's control of Holding, each of Trust, Holding and MassMutual may be for the purposes of this statement, a beneficial owner of all of the shares of Class B Common Stock of which Oppenheimer is a beneficial owner. Each of Trust, Holding and MassMutual disclaims beneficial ownership of the aggregate 3,563,330 shares referred to above, as to which it may be deemed to have beneficial ownership.

                     Except as set forth in Item 5, no Reporting Person, nor, to the best of its knowledge, any director or executive officer of such Reporting Person, beneficially owns any shares of Class B Common Stock.


           (b)       The responses of the Reporting Persons to rows (7) through
                     (10) of the cover pages of this statement and Item 5(a) hereof are incorporated herein by reference. Oppenheimer has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,563,330 shares of Class B Common Stock (including 308,950 shares of Class A Common Stock convertible into shares of Class B Common Stock) presently held by the Tremont Stockholders.

                     Other than Legion Insurance Company, a stockholder of the Issuer, the Tremont Stockholders consist of employees, officers and/or directors of the Issuer. The name, citizenship or place of organization, principal business address, and occupation or principal business of the Tremont Stockholders, as applicable, are set forth on Schedule E. During the last five years, to the best knowledge of the Reporting Persons, the Tremont Stockholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     Except as disclosed in this Item 5(b), no Reporting Person, nor to the best of its knowledge, any director or executive officer of such Reporting Person, beneficially owns any shares of Class B Common Stock.

           (c) Except as disclosed in Item 6 hereof, no Reporting Person, nor, to the best of its knowledge, any director or executive officer of such Reporting Person, has effected any transaction in the Class B Common Stock of the Issuer during the past 60 days.

           (d)       Inapplicable.

           (e)       Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     On July 10, 2001, Oppenheimer, the Issuer and Joshua entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of Joshua with and into the Issuer, with the Issuer to be the surviving corporation in the merger. As a result of the merger, the Issuer will become a wholly owned direct subsidiary of Oppenheimer. Consummation of the merger is subject to approval by the stockholders of the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other closing conditions.

                     As an inducement and a condition to Oppenheimer entering into the Merger Agreement, the Tremont Stockholders entered into the Stockholders Agreement with Oppenheimer and Joshua. Pursuant to the Stockholders Agreement, the Tremont Stockholders have granted Oppenheimer an irrevocable option (the "Option") to purchase any or all shares of Class A Common Stock and Class B Common Stock owned or subsequently acquired by the Tremont Stockholders (collectively, the "Shares") at an exercise price of $19 per share. If the Merger Agreement is terminated under certain specified circumstances, the Option may be exercised by Oppenheimer, in whole or in part, at any time and from time to time for twelve months after such termination. If the Option is exercised, Oppenheimer has agreed to pay for the Shares by wire transfer of immediately available funds.

                     The Tremont Stockholders have also agreed, and granted Oppenheimer and two of its officers their irrevocable proxy, among other things, to vote the Shares in favor of the approval and adoption of the merger and the Merger Agreement. Each holder of Class A Common Stock is entitled to four votes for each share held of record, while each holder of the Class B Common Stock is entitled to one vote for each share held of record. Based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of the close of business on May 1, 2001 (as reported in the Issuer's Proxy Statement filed on May 4, 2001), the Shares represent approximately 37.2% of the vote required to approve and adopt the merger and the Merger Agreement.

                     The Stockholders Agreement provides that during the term of the Stockholders Agreement and except as otherwise contemplated by the Merger Agreement, the Tremont Stockholders will not, among other things, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into or amend a voting agreement with respect to any Shares; (iii) exercise any right to require the Issuer to register any of the Shares under the Securities Laws; or (iv) take any action that would make any representation or warranty of the Tremont Stockholders contained in the Stockholders Agreement untrue or incorrect or would result in a breach by the Tremont Stockholders of their obligations thereunder. In addition, the Tremont Stockholders have agreed not to take certain actions with respect to solicitation of offers to acquire the Issuer or a portion of its business.

                     The summary contained in this statement of certain provisions of the Stockholders Agreement and the Merger Agreement is qualified in its entirety by reference to the Stockholders Agreement and the Merger Agreement attached as Exhibits 2 and 3 hereto, respectively, and incorporated herein by reference.

                     Except for the Stockholders Agreement and the Merger Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and the Tremont Stockholders or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement, dated as of July 20, 2001, among Oppenheimer Acquisition Corp., MassMutual Holding Trust I, MassMutual Holding Company and Massachusetts Mutual Life Insurance Company.

Exhibit 2: Stockholders Agreement, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and the Stockholders signatories thereto.

Exhibit 3: Agreement and Plan of Merger, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and Tremont Advisers, Inc.


                            [SIGNATURES ON NEXT PAGE]

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 20, 2001

                                   OPPENHEIMER ACQUISITION CORP.

                                   By: /s/ Jeremy Griffiths
                                       ----------------------------------------
                                   Name: Jeremy Griffiths
                                   Title: Chief Financial Officer and Treasurer



                                   MASSMUTUAL HOLDING TRUST I

                                   By: /s/ Ann F. Lomeli
                                       ----------------------------------------
                                   Name: Ann F. Lomeli
                                   Title: Senior Vice President and Secretary



                                   MASSMUTUAL HOLDING COMPANY

                                   By: /s/ Ann F. Lomeli
                                       ----------------------------------------
                                   Name: Ann F. Lomeli
                                   Title: Senior Vice President and Secretary



                                   MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                                   By: /s/ Ann F. Lomeli
                                       ----------------------------------------
                                   Name: Ann F. Lomeli
                                   Title: Senior Vice President, Secretary and
                                          Deputy General Counsel

                                                                    SCHEDULE A
                                                                    ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF OPPENHEIMER ACQUISITION CORP.

                     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oppenheimer Acquisition Corp. ("Oppenheimer") are set forth below. If no business address is furnished below, the director's or officer's business address is Two World Trade Center, New York, NY 10048-0203. Unless otherwise indicated, each office set forth with an individual's name refers to such individual's office with Oppenheimer. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

--------------------------------------------------------------------------------------------------------------------------------
                                               DIRECTORS AND EXECUTIVE OFFICERS
------------------------------------------------------------ -------------------------------------------------------------------
NAME, BUSINESS ADDRESS AND TITLE                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------
Robert J. O'Connell                                          Chairman, President and CEO, Massachusetts Mutual Life Insurance
Chairman                                                          Company


John V. Murphy                                               Chairman, President and CEO, OppenheimerFunds, Inc.; and
Director                                                          Executive Vice President, Massachusetts Mutual Life
                                                                  Insurance Company


O. Leonard Darling                                           Executive Vice President and Chief Investment Officer,
Director                                                          OppenheimerFunds, Inc.


Jeremy Griffiths                                             Executive Vice President and Chief Financial Officer, Oppenheimer
Director, Chief Financial Officer and Treasurer                   Funds, Inc.


Ann F. Lomeli                                                Senior Vice President, Secretary and Deputy General Counsel,
Director                                                          Massachusetts Mutual Life Insurance Company


Stuart H. Reese                                              Executive Vice President and Chief Investment Officer,
Director                                                          Massachusetts Mutual Life Insurance Company


Lawrence V. Burkett, Jr.                                     Executive Vice President and General Counsel, Massachusetts
Director                                                          Mutual Life Insurance Company


Howard E. Gunton                                             Executive Vice President and Chief Financial Officer,
Director                                                          Massachusetts Mutual Life Insurance Company


--------------------------------------------------------------------------------------------------------------------------------
                                     EXECUTIVE OFFICERS (WHO ARE NOT ALSO DIRECTORS)
------------------------------------------------------------ -------------------------------------------------------------------
NAME, BUSINESS ADDRESS AND TITLE                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------
Andrew J. Donohue                                            Executive Vice President and General Counsel, OppenheimerFunds,
General Counsel and Secretary                                     Inc.


Brian W. Wixted                                              Senior Vice President and Treasurer, OppenheimerFunds, Inc.
Assistant Treasurer


Stephen L. Kuhn                                              Senior Vice President, Deputy General Counsel and Assistant
Assistant Secretary                                               Secretary, Massachusetts Mutual Life Insurance Company



                                                                    SCHEDULE B
                                                                    ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF MASSMUTUAL HOLDING TRUST I

                     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MassMutual Holding Trust I ("Trust") are set forth below. If no business address is furnished below, the director's or officer's business address is 1295 State Street, Springfield, Massachusetts 01111. Unless otherwise indicated, each office set forth with an individual's name refers to such individual's office with Trust. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

--------------------------------------------------------------------------------------------------------------------------------
                                               DIRECTORS AND EXECUTIVE OFFICERS
------------------------------------------------------------ -------------------------------------------------------------------
NAME, BUSINESS ADDRESS AND TITLE                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------
Robert O'Connell                                             Chairman, President and CEO, Massachusetts Mutual Life Insurance
Chairman and President                                            Company


Lawrence V. Burkett, Jr.                                     Executive Vice President and General Counsel, Massachusetts
Director                                                          Mutual Life Insurance Company


Ann F. Lomeli                                                Senior Vice President, Secretary and Deputy General Counsel,
Director, Vice President and Secretary                            Massachusetts Mutual Life Insurance Company


Stuart H. Reese                                              Executive Vice President and Chief Investment Officer,
Director                                                          Massachusetts Mutual Life Insurance Company


Howard Gunton                                                Executive Vice President and Chief Financial Officer,
Director                                                          Massachusetts Mutual Life Insurance Company


--------------------------------------------------------------------------------------------------------------------------------
                                       EXECUTIVE OFFICERS (WHO ARE NOT ALSO DIRECTORS)
------------------------------------------------------------ -------------------------------------------------------------------
NAME, BUSINESS ADDRESS AND TITLE                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------

Edward M. Kline                                              Vice President and Treasurer, Massachusetts Mutual Life Insurance
Vice President and Treasurer                                      Company


                                                                    SCHEDULE C
                                                                    ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF MASSMUTUAL HOLDING COMPANY

                     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MassMutual Holding Company ("Holding") are set forth below. If no business address is furnished below, the director's or officer's business address is 1295 State Street, Springfield, Massachusetts 01111. Unless otherwise indicated, each office set forth with an individual's name refers to such individual's office with Holding. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

--------------------------------------------------------------------------------------------------------------------------------
                                               DIRECTORS AND EXECUTIVE OFFICERS
------------------------------------------------------------ -------------------------------------------------------------------
NAME, BUSINESS ADDRESS AND TITLE                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------
Robert J. O'Connell                                          Chairman, President and CEO, Massachusetts Mutual Life Insurance
Chairman, President and CEO                                       Company


Lawrence V. Burkett, Jr.                                     Executive Vice President and General Counsel, Massachusetts
Director and Executive Vice President                             Mutual Life Insurance Company


Howard Gunton                                                Executive Vice President and Chief Financial Officer,
Director, Vice President and Chief Financial Officer              Massachusetts Mutual Life Insurance Company


Margaret Sperry                                              Senior Vice President and Chief Compliance Officer, Massachusetts
Director                                                          Mutual Life Insurance


Ann F Lomeli                                                 Senior Vice President, Secretary and Deputy General Counsel,
Director, Senior Vice President and Secretary                     Massachusetts Mutual Life Insurance Company



--------------------------------------------------------------------------------------------------------------------------------
                                       EXECUTIVE OFFICERS (WHO ARE NOT ALSO DIRECTORS)
------------------------------------------------------------ -------------------------------------------------------------------
NAME, BUSINESS ADDRESS AND TITLE                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------

Stuart Reese                                                 Executive Vice President and Chief Investment Officer,
Executive Vice President                                          Massachusetts Mutual Life Insurance Company


                                       15

Christine Modie                                              Executive Vice President and Chief Information Officer,
Executive Vice President                                          Massachusetts Mutual Life Insurance Company


John V. Murphy                                               Chairman, President and CEO of OppenheimerFunds, Inc.; and
OppenheimerFunds, Inc.                                            Executive Vice President, Massachusetts Mutual Life
Two World Trade Center                                            Insurance Company
New York, NY 10048-0203
Executive Vice President


Susan A. Alfano                                              Executive Vice President, Massachusetts Mutual Life Insurance
Executive Vice President                                          Company


Mathew Winter                                                Executive Vice President, Massachusetts Mutual Life Insurance
Executive Vice President                                          Company


Edward M. Kline                                              Vice President and Treasurer, Massachusetts Mutual Life Insurance
Vice President and Treasurer                                      Company



                                                                    SCHEDULE D
                                                                    ----------


                        DIRECTORS AND EXECUTIVE OFFICERS
                 OF MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Massachusetts Mutual Life Insurance Company ("MassMutual") are set forth below. If no business address is furnished below, the director's or officer's business address is 1295 State Street, Springfield, Massachusetts 01111. Unless otherwise indicated, each office set forth with an individual's name refers to such individual's office with MassMutual. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

--------------------------------------------------------------------------------------------------------------------------------
                                               DIRECTORS AND EXECUTIVE OFFICERS
------------------------------------------------------------ -------------------------------------------------------------------
NAME, BUSINESS ADDRESS AND TITLE                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------
Roger G. Ackerman                                            Retired Chairman & CEO, Corning Incorporated
Director


James R. Birle                                               Chairman, Resolute Partners, LLC
Director


Gene Chao                                                    President, Retired, Computer Projections, Inc.
Director


Patricia Diaz Dennis                                         Senior Vice President--Regulatory and Public Affairs, SBC
Director                                                          Communications Inc.


Anthony Downs                                                Senior Fellow, The Brookings Institution
Director


James L. Dunlap                                              Vice Chairman, Retired, Ocean Energy, Inc.
Director


William B. Ellis                                             Senior Fellow, Yale University School of Forestry and
Director                                                          Environmental Studies and Retired Chairman and CEO,
                                                                  Northeast Utilities


Robert M. Furek                                              President and CEO, Retired, Heublein, Inc.
Director


Charles K. Gifford                                           President and Chief Operating Officer, FleetBoston Financial
Director



                                       17

William N. Griggs                                            Managing Director, Griggs & Santow, Incorporated
Director


Sheldon B. Lubar                                             Chairman, Lubar & Co. Incorporated
Director


William B. Marx, Jr.                                         Senior Executive Vice President, Retired, Lucent technologies
Director

John F. Maypole                                              Managing Partner, Peach State Real Estate Holding Company
Director


Robert J. O'Connell
Chairman, President and CEO


Alfred M. Zeien                                              Chairman and CEO, Retired, The Gillette Company
Director


--------------------------------------------------------------------------------------------------------------------------------
                                       EXECUTIVE OFFICERS (WHO ARE NOT ALSO DIRECTORS)
------------------------------------------------------------ -------------------------------------------------------------------
NAME AND BUSINESS ADDRESS                                    TITLE AND PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
------------------------------------------------------------ -------------------------------------------------------------------

Howard E. Gunton                                             Executive Vice President and Chief Financial Officer


Susan A. Alfano                                              Executive Vice President


Matthew E. Winter                                            Executive Vice President


James E. Miller                                              Executive Vice President


Christine M. Modie                                           Executive Vice President and Chief Information Officer


Stuart H. Reese                                              Executive Vice President and Chief Investment Officer


Lawrence V. Burkett, Jr.                                     Executive Vice President and General Counsel


John V. Murphy                                               Chairman, President and CEO of OppenheimerFunds, Inc.; and
OppenheimerFunds, Inc.                                            Executive Vice President
Two World Trade Center
New York, NY 10048-0203


Frederick C. Castellani                                      Executive Vice President


Edward M. Kline                                              Vice President and Treasurer

                                                                    SCHEDULE E
                                                                    ----------

                              TREMONT STOCKHOLDERS

                     The name, business address, title, occupation or principle business of each Tremont Stockholder, as applicable, are set forth below. If no business address is furnished below, the stockholder's business address is 555 Theodore Fremd Avenue, Rye, NY 10580. Unless otherwise indicated, each office set forth with an individual's name refers to such individual's office with Tremont Advisers, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

--------------------------------------------------------------------------------------------------------------------------------
                                                         STOCKHOLDERS
----------------------------------------------------------------- --------------------------------------------------------------
NAME AND BUSINESS ADDRESS                                         PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER OR
                                                                  PRINCIPLE BUSINESS
----------------------------------------------------------------- --------------------------------------------------------------
Sandra L. Manzke                                                  Chairman of the Board of Directors and Co-Chief Executive
                                                                       Officer


Robert I. Schulman                                                Director, President and Co-Chief Executive Officer


Nicola Meaden (UK citizen)                                        Director; and Chief Executive Officer of Tremont Tass
Tremont Tass (Europe) Ltd.                                             (Europe) Ltd.
13-15 Carteret Street
London SW1H 9DJ
UNITED KINGDOM


Bruce D. Ruehl                                                    Director and Chief Investment Strategist


Suzanne Hammond                                                   Secretary and Treasurer; and Senior Vice President of
                                                                       Tremont Partners, Inc.


Stephen Clayton                                                   Chief Financial Officer


John L. Keeley, Jr.                                               Director; and President and Treasurer of Keeley Investment
Keeley Investment Corp.                                                Corp.
Suite 1201
401 S. LaSalle Dr.
Chicago, IL 60605


Jimmy L. Thomas                                                   Director


                                       19

Alan Rhein                                                        Director


Legion Insurance Company                                          Legion Insurance Company, a Pennsylvania corporation,
One Logan Square                                                       is an  insurance company licensed to write property,
Suite 1400                                                             casualty and various health coverages.
Philadelphia, PA  19103


                                  EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement, dated as of July 20, 2001, among Oppenheimer Acquisition Corp., MassMutual Holding Trust I, MassMutual Holding Company and Massachusetts Mutual Life Insurance Company.

Exhibit 2: Stockholders Agreement, dated as of July 10, 2001, among Oppenheimer Acquisition Corp, Joshua Acquisition Corp. and the Stockholders signatories thereto.

Exhibit 3: Agreement and Plan of Merger, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and Tremont Advisers, Inc.